Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE NINE MONTHS ENDED SEPTEMBER 30

	2007	2006
A Net income as reported, Canadian GAAP ($ millions)	726.8	445.8
B Items adjusting net income ($ millions)	10.5	7.7
C Net income, US GAAP ($ millions)	737.3	453.5
D Weighted average number of shares outstanding	315,444,000	311,344,000
E Net additional shares issuable for diluted earnings per share calculation (Canadian GAAP)	8,136,000	6,457,000
F Net additional shares issuable for diluted earnings per share calculation (US GAAP)	8,119,000	6,457,000

CANADIAN GAAP
Basic earnings per share (A/D)	2.30	1.43
Diluted earnings per share (A/(D+E))	2.25	1.40

UNITED STATES GAAP
Basic earnings per share (C/D)	2.34	1.46
Diluted earnings per share (C/(D+F))	2.28	1.43